FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F ____X______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: November 8, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

November 8, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

TECK COMINCO AND WHEATON RIVER ANNOUNCE RESULTS OF 2004 EXPLORATION PROGRAM ON MORELOS NORTE (EL LIMON) PROJECT, MEXICO

  OPEN PIT INFERRED RESOURCE ESTIMATE AT 3.2 MILLION OUNCES GOLD

Vancouver, B.C. --  November 8, 2004 Teck Cominco Limited (78.8% and operator) (TSX:TEK B) and Wheaton River Minerals (21.2%) (TSX:WRM, AMEX:WHT) announce results of the 2004 exploration program on their Morelos Norte (El Limon) joint venture project in Guerrero State, Mexico.  The overall exploration program for Morelos included 10,100 meters of diamond drilling.  Thirty eight holes totaling 5,800 meters were completed in the Los Guajes West and El Limon Sur zones.  The Morelos Norte (El Limon) project is located approximately 180 kilometers south of Mexico City and approximately 20 kilometers northwest of Wheaton River’s Los Filos gold deposit.

2004 drill hole locations and assays are set out in the attached maps.

Los Guajes West Zone

Twenty five holes were completed.  2004 drilling targeted significant results from the 2003 and early 2004 drill programs.

Highlights from 2004 include;

Hole No.

From (m)

To (m)

Interval (m)

Gold (g/t)

124

72.8

87.6

14.8

10.2

162

119.8

145.5

25.7

17.2

The intervals for Los Guajes West are in a sulphide bearing skarn horizon.

El Limon Sur Zone

Thirteen holes were drilled to delineate a zone approximately one kilometer south of the main El Limon zone.  Highlights include;

Hole No.

From (m)

To (m)

Interval (m)

Gold (g/t)

154

12.3

21.9

9.6

4.4

156

0.0

17.3

17.3

4.7

Mineralization at El Limon Sur occurs as mixed oxide and sulphide material.

Resource Modeling

To date 32,100 meters of drilling in 204 holes have been completed on the project.  Most of the drilling has been on the El Limon zone which now includes the El Limon Main, El Limon Sur, Los Guajes, and Los Guajes West zones.

Bench scale metallurgical test work to assess potential leaching recoveries has produced positive results.

An updated, inferred mineral resource estimate for El Limon has been generated to include the four zones.  Parameters used in the open pit resource modeling are a cut off grade of 0.7 g/t gold and a gold price of US$400/ounce.

2004 Morelos Norte Inferred Mineral Resource (Open Pit)

Zone

Tonnes

Gold (g/t)

Contained Gold (Ounces)

El Limon Main

17,330,000

3.00

1,674,000

El Limon Sur

880,000

1.94

55,000

Los Guajes

3,020,000

3.55

345,000

Los Guajes West

9,420,000

3.80

1,151,000

Total

30,650,000

3.27

3,225,000

In general, 1.5 meter long core intervals from the skarn intervals is cut by saw into two halves.  One half of the material is kept for future analyses; one half of the material is bagged for gold and multi-element analyses.  The individual core samples were shipped to a prep lab facility in Guadalajara, Mexico operated by a subsidiary of Vancouver based Acme Analytical.  For each core sample, a 200 gram sub-sample is prepared.  The entire sub-sample is sent to Teck Cominco’s Global Discovery Labs in Vancouver for gold and multi-element ICP analyses.  Initial gold geochemical analysis is on a 5 gram sub-sample with atomic absorption finish.  Samples with +200 parts per billion gold are fire assayed on a 30 gram charge with AA finish.  Multi-element analyses are by aqua regia acid digestion and ICP-AES finish.  External quality control is supplemented by an internal QA/QC protocol at Global Discovery Labs, including the use of sample standards, blanks, duplicates and repeats.  As well, the chain of custody is monitored by Teck Cominco.

Mr. Scott Monroe, Exploration Manager for Minera Teck Cominco S.A. de C.V. in Mexico, is a Qualified Person under NI 43-101 guidelines.  Mr. Monroe has directed the project for the last 2 years and has reviewed the material in this release.  Mr. Al Samis and Mr. Jim Gray, employees of Teck Cominco Limited and each a Qualified Person under NI 43-101 guidelines, estimated the inferred mineral resource.

Mineral exploration and mining activities in Mexico may be affected by changes in political or national economic conditions beyond the control of Teck Cominco and Wheaton River.  Further exploration and possible development of Morelos Norte will require various environmental and other permits and government authorizations.  Further exploration of the property and further metallurgical test work and engineering studies will be required in order to determine if development of the property will be economically feasible at some point in the future.  Teck Cominco and Wheaton River are currently planning a 2005 exploration program to further advance the Morelos Norte (El Limon) project towards such possible development.

For further information please visit the company’s websites or contact:

Teck Cominco Limited

Wheaton River Minerals Ltd.

Mr. Greg Waller

Ms. Julia Hasiwar

1-1-1117

 604-696-3011

www.teckcominco.com

www.wheatonriver.com

MORELOS NORTE (EL LIMON)

Summary of all gold fire assays of 1g/t or higher obtained to date from the 2004 diamond drill program; Gold geochemical results are given where fire assays are pending.

HOLE ID	LOCATION	EASTING,NORTHING (UTM)	FROM (m)	TO (m)	INTERVAL (m)	Au g/t
DLIM-123	Guajes West	420967, 1990490	*No values of 1g/t Au or higher
DLIM-124	Guajes West	420827, 1990364	54.1	55.3	1.2	4.9
			72.8	87.6	14.8	10.2
DLIM-125	Guajes West	420766, 1990294	84.5	87.9	3.4	3.9
DLIM-126	Guajes West	420690, 1990205	*No values of 1g/t Au or higher
DLIM-127	Guajes West	420552, 1990059	35.2	42.0	6.8	1.6
DLIM-128	Guajes West	420896, 1990441	28.9	30.1	1.2	4.2
			60.5	73.5	13.0	3.5
DLIM-129	Guajes West	420621, 1990120	58.5	65.0	6.5	2.9
			88.0	92.0	4.0	1.8
DLIM-130	Guajes West	420479, 1990005	8.0	15.0	7.0	1.4
			19.5	21.0	1.5	1.0
			39.0	42.0	3.0	1.1
			53.5	55.0	1.5	1.3
DLIM-131	La Amarilla	420332, 1989844	*No values of 1g/t Au or higher
DLIM-132	La Amarilla	420203, 1989705	*No values of 1g/t Au or higher
DLIM-133	La Amarilla	419958, 1989525	*No values of 1g/t Au or higher
DLIM-134	La Amarilla	419889, 1989472	194.6	200.9	6.3	5.5
			206.2	207.7	1.5	1.0
			217.8	220.7	2.9	4.0
DLIM-135	Limón Sur	422198, 1989216	22.9	24.0	1.5	1.6
			29.3	35.4	6.1	9.6
			41.8	47.9	6.1	2.9
			70.7	72.0	1.3	1.0
DLIM-136	Limón Sur	422020, 1989076	14.0	15.8	1.8	1.3
			32.3	38.7	6.4	2.0
DLIM-137	Limón Sur	421908, 1989032	3.0	4.3	1.3	1.0
			9.8	18.6	8.8	1.9
			32.1	33.8	1.7	4.6
DLIM-138	Limón Sur	422005, 1988981	28.4	29.6	1.2	1.8
			34.8	55.0	20.2	1.2
			63.6	74.0	10.4	2.5
			81.4	82.9	1.5	1.1
DLIM-139	Limón Sur	422169, 1988910	*No values of 1g/t Au or higher
DLIM-140	Limón Sur	421866, 1988919	*No values of 1g/t Au or higher
DLIM-141	Limón Sur	422048, 1989020	43.2	44.3	1.1	4.7
DLIM-142	Limón Sur	422235, 1989333	30.4	31.0	0.6	1.8
			39.0	47.0	8.0	2.2
			52.0	60.5	8.5	1.2
			64.6	68.0	3.4	2.4
			80.0	81.0	1.0	1.4
DLIM-143	Guajes West	420562, 1990191	98.0	99.5	1.5	1.1
			105.0	106.0	1.0	26.5
			128.0	131.0	3.0	3.0
DLIM-144	Guajes West	420513, 1990100	61.5	67.6	6.1	1.4

DLIM-145	Guajes West	420677, 1990334	57.0	58.5	1.5	1.2
			61.0	62.5	1.5	1.1
			65.3	66.3	1.0	1.6
			74.0	81.0	7.0	4.6
			109.3	117.0	7.7	4.6
			125.0	129.5	4.5	1.0
DLIM-146	Guajes West	420912, 1990525	17.3	18.8	1.5	1.6
			45.1	46.2	1.1	1.2
			53.9	55.5	1.6	1.1
			88.5	93.0	4.5	1.3
			107.2	110.3	3.1	3.1
			124.0	126.0	2.0	1.3
DLIM-147	La Amarilla	419940, 1989362	122.6	124.0	1.4	1.1
DLIM-148	La Amarilla	419815, 1989321	*No values of 1g/t Au or higher
DLIM-149	Guajes West	420587, 1991053	25.6	27.1	1.5	1.5
			31.6	34.2	2.6	1.5
			49.3	50.8	1.5	7.9
			193.4	194.9	1.5	1.6
			312.6	314.1	1.5	1.3
			342.1	343.6	1.5	1.9
DLIM-150	Guajes West	420731, 1990627	115.3	116.9	1.6	2.0
			126.7	127.4	0.7	1.6
DLIM-151	Guajes West	421134, 1990569	*No values of 1g/t Au or higher
DLIM-152	Limón Sur	422020, 1989076	*No values of 1g/t Au or higher
DLIM-153	Limón Sur	421999, 1989053	8.0	9.7	1.7	5.8
DLIM-154	Limón Sur	421962, 1989108	3.0	6.7	3.7	4.2
			12.3	21.9	9.6	4.4
DLIM-155	Limón Sur	421969, 1989034	109.0	110.3	1.3	1.1
DLIM-156	Limón Sur	421916, 1989071	0.0	17.3	17.3	4.7
			27.6	35.6	8.0	3.6
			51.8	60.4	8.6	3.0
DLIM-157	Limón Sur	421923, 1989104	*No values of 1g/t Au or higher
DLIM-158	Limón Sur	421993, 1989114	*No values of 1g/t Au or higher
DLIM-159	Limón Sur	422271, 1989479	*No values of 1g/t Au or higher
DLIM-160	Limón Sur	422368, 1989545	94.0	100.0	6.0	1.6
			136.0	138.0	2.0	1.9
			153.0	153.2	0.2	1.3
DLIM-161	Limón Sur	422411, 1989701	74.8	78.1	3.3	5.5
			84.7	86.7	2.0	1.2
DLIM-162	Guajes West	420636, 1990478	100.1	107.5	7.4	3.3
			113.5	115.0	1.5	1.2
			119.8	145.5	25.7	17.2
DLIM-163	Guajes West	420576, 1990409	142.7	144.0	1.3	2.6
DLIM-164	Guajes West	420572, 1990281	108.0	112.5	4.5	3.1
			116.1	116.6	0.5	5.9
			121.0	130.2	9.2	1.8
DLIM-165	Guajes West	420486, 1990225	64.5	66.4	1.9	1.7
DLIM-166	Guajes West	420532, 1990590	218.6	223.0	4.4	3.1
DLIM-167	Guajes West	420565, 1990507	149.3	151.3	2.0	**2160
DLIM-168	Guajes West	420511, 1990443	128.1	128.6	0.5	**1500
DLIM-169	Guajes West	420682, 1990565	45.0	49.5	4.5	1.4
			155.3	157.9	2.6	29.3
DLIM-170	Guajes West	420514, 1990316	24.7	29.2	4.5	2.6
			124.6	126.3	1.7	2.5
DLIM-171	Guajes West	420429, 1990259	141.5	143.0	1.5	12.0
DLIM-172	Guajes West	420450, 1990138	13.0	14.3	1.3	8.0

** Gold in ppb (by geochemical analysis; fire assay results pending)